Filed by RAIT Investment Trust pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Taberna Realty Finance Trust

Commission File No.: 021-77367

The following is a transcript of a conference call held on November 3, 2006 regarding RAIT’s financial results for the three and nine months ended September 30, 2006 and the proposed merger of Taberna Realty Finance Trust (“Taberna”) and a wholly-owned subsidiary of RAIT Investment Trust (“RAIT”), RT Sub Inc. (“RT”), pursuant to the terms of an Agreement and Plan of Merger dated as of June 8, 2006 by and among RAIT, RT and Taberna.

FORWARD LOOKING STATEMENTS

This filing, including information included or incorporated by reference in this filing, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving RAIT and Taberna, including future financial and operating results and performance, statements about RAIT’s and Taberna’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements that are not historical facts. These forward-looking statements are based upon the current beliefs and expectations of RAIT’s and Taberna’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of RAIT and Taberna. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: those discussed and identified in public filings with the Securities and Exchange Commission made by RAIT and Taberna; the businesses of RAIT and Taberna may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; the operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; adverse governmental or regulatory policies may be enacted; the loss of management and other key personnel; competition from other real estate investment trusts and other specialty finance vehicles; the inability to obtain adequate capital and other funding for operations at attractive rates or otherwise; fluctuations in interest rates and related hedging activities against such interest rates; covenants in financing arrangements applicable to RAIT and Taberna that may restrict business operations; failing to maintain qualification as REITs; the inability to acquire eligible securities for CDO and other securitization transactions on favorable economic terms; adverse market trends that affect real estate securities that are used as collateral in CDO and other securitizations; increases in borrowing costs relative to the interest received on RAIT and Taberna investments; failing to maintain exemptions under the Investment Company Act would subject us to additional restrictions; geographic concentrations in investment portfolios of residential mortgage loans could be adversely affect by economic factors unique to such concentrations; the market value of real estate that secures mortgage loans could diminish due to factors outside of our control such as natural disasters, neighborhood values, competitive overbuilding, weather, casualty loses, occupancy rates and other similar factors; Taberna relies heavily on issuing trust preferred securities to obtain funds and any adverse fluctuations in that industry may adversely affect the combined company; and general business and economic conditions, which could adversely affect credit quality and loan originations.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of the conference call referenced in this filing or the date of any document incorporated by reference in this filing. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this filing and attributable to RAIT or Taberna or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulation, RAIT and Taberna undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this filing or to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER WITH TABERNA

RAIT has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (Registration No. 333-136197) that includes a definitive joint proxy statement/prospectus of RAIT and Taberna and RAIT may file other relevant documents concerning the proposed merger with the SEC. This definitive joint proxy statement/prospectus will be sent to shareholders of RAIT and Taberna seeking approvals related to the proposed transaction. RAIT and Taberna shareholders and other investors are urged to read the registration statement and the definitive joint proxy statement/prospectus and any other materials filed by RAIT with the SEC, as well as any amendments or supplements to those documents. These documents will contain important information, which should be read carefully before any decision is made with respect to the merger. When documents are filed with the SEC, they will be available for free at the SEC’s website (http://www.sec.gov). These documents are also available for free by accessing RAIT’s website (http://www.raitinvestmenttrust.com).

RAIT, Taberna and certain of their trustees, executive officers, members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of shareholders in connection with the proposed merger, including any interest they have in the merger, is set forth in the joint proxy statement/prospectus filed with the SEC.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

FINAL TRANSCRIPT

Conference Call Transcript

RAS - Q3 2006 RAIT Investment Trust Earnings Conference Call

Event Date/Time: Nov. 03. 2006 / 11:00AM ET

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FINAL TRANSCRIPT

Nov. 03. 2006 / 11:00AM ET, RAS - Q3 2006 RAIT Investment Trust Earnings Conference Call

CORPORATE PARTICIPANTS

Betsy Cohen

RAIT Investment Trust - Chairman, CEO

Scott Schaeffer

RAIT Investment Trust - President, COO

CONFERENCE CALL PARTICIPANTS

Brian Hogan

Piper Jaffray & Company - Analyst

Steve Coventen

Steven Capital - Analyst

David Fick

Stifel Nicolaus - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the third quarter 2006 RAIT Investment Trust earnings conference call. My name is Sharon, and I will be your coordinator for today. [OPERATOR INSTRUCTIONS]

I will now read RAIT Investment Trust’s Safe Harbor. There may be forward looking statements made in this call. These forward looking statements reflect RAIT’s current view with respect to future events and financial performance. Actual results could differ substantially and materially from what RAIT has projected. Such statements are made in good faith pursuant for what RAIT has projected. Such statements are good in faith — good faith pursuant to the safe harbor provisions of the Private Securities Litigation Reform act of 1995. Please refer to RAIT’s press release and filings with the SEC for factors that could affect the accuracy of our expectations or cause our future results to differ materially from those expectations. Our press release and these filing are located on RAIT’s website. RAIT’s do not undertake to update forward looking statements in this call or with respect to matters described herein. I would now like to turn the call over to your first host for today, Ms. Betsy Cohen. Please proceed.

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

Thank you. And welcome to the RAIT third quarter call. We’re delighted to be reporting to you today about a quarter which reflects significant growth—balance sheet growth as well as revenue growth during this quarter and for the prior two quarters. Total revenues for those three months ending September 30, 2006 increased by 31%, and if you do segregate out the interest income component of that for the three months ending 2006 versus 2005, the increase in interest income was 18%. It is clear that we have been generating significantly greater volume in terms of loans. And if you look at the balance sheet, you will see that that increased from year end December 31, 2005 until now by over 20%. Real estate loans increased during that period, which is our core business clearly, from $714 million to a little bit over $1 billion. And so, you can see that during this period of time we have been very active.

That is also reflected in terms of the leverage or debt that is on the balance sheet as of 9/30/06 versus 12/31/05. As of 9/30 there was approximately $420 million in debt versus approximately $260 million at December 31, 2005. So, the incremental growth has been funded by debt and that has resulted in an increase in net income available to — available to common shareholders from $16.8 million at 2005 to $18.4 million or an increase of about 9.5%. We have been growing all segments of our business. I am going to ask Scott Schaeffer, the President, at this point to describe — the production statistics and what we have in the pipeline. Scott if you could do that. That would be great.

Scott Schaeffer - RAIT Investment Trust - President, COO

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FINAL TRANSCRIPT

Nov. 03. 2006 / 11:00AM ET, RAS - Q3 2006 RAIT Investment Trust Earnings Conference Call

Thank you Betsy. During the third quarter our gross loan originations were $279 million, and for the nine month ended September 30th, they were $697 million. Loan originations, net of repayments, were $184 million during the third quarter and $350 million for the nine months. $232 million of our gross loan production during the third quarter were whole loans and $46 million were mezzanine loans. 70% of our gross loan production came from—through our origination programs. At September 30th the portfolio was 52% multi-family, 26% office, 10% retail, 4% industrial, and 8% other assets. The geographic mix was 14% in the Mid-Atlantic, 42% Central, 30% in the Southeast, 13% in the West and 1% in the Northeast. The portfolio at September 30th consisted of 158 loans and property interests, compared to 141 at June 30th of 2006.

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

Thanks, Scott. You can see that granularity is increasing and the production is increasing. We think that we have had an exciting several months but I guess the excitement lies ahead. We filed yesterday the form S-4/A which some of you may have seen on Edgar which sets forth the date and time of the proposed shareholder meeting—meetings for— to vote on the merger between RAIT and Taberna and so— We look forward to that occurring December 11th, I believe the date is. It is in the filing. And, welcome all of your input. I am going to stop there just for the moment and ask for questions.

QUESTION AND ANSWER

Operator

[OPERATOR INSTRUCTIONS] Our first question will come from the company of Piper Jaffray. Bob Napoli please proceed.

Brian Hogan - Piper Jaffray & Company - Analyst

It is actually [Brian Hogan] for Bob. Nice quarter.

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

Thank you, Brian.

Brian Hogan - Piper Jaffray & Company - Analyst

The quarters can be very lumpy. This is a very strong quarter. Is there any specific reason for the very strong growth this quarter?

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

Yes, I think that we have in the past shared with all of you and particularly in light of the proposed merger with Taberna that one of the — the strategic reasons for, as well as financial reasons for the merger, was to gain access to the expertise on financial structuring and the execution of those financial structures, because in a way we have always been, or we have over the last two or three years been struggling with and constrained by our financing sources in terms of the growth of the Company. You may remember that over the course of the last maybe year, we cl—maybe it is 18 months we have been talking first about the opening up of the unsecured line which we did with Key last October. Just a bit over a year ago, and yet our production capacity far outstripped that.

So we were continuing to look for appropriate structuring vehicles to bring down the cost of funds and to enable us to participate more competitively through our current sources in the structured finance and loan origination network. I may have cut Scott off prematurely, so maybe, Scott, if you would like to give the statistics on origination through the correspondents and otherwise, I think in part, Brian, that will flesh out the answer to your question.

Scott Schaeffer - RAIT Investment Trust - President, COO

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FINAL TRANSCRIPT

Nov. 03. 2006 / 11:00AM ET, RAS - Q3 2006 RAIT Investment Trust Earnings Conference Call

Sure, Betsy. The correspondent network accounted for $172 million of our production in the third quarter. A lot of that was through our focus on whole loans, which as you pointed out is now available to us because of the longer term funding.

Brian Hogan - Piper Jaffray & Company - Analyst

Sure. The leverage increased nicely, it was to 0.9 this quarter, and looking forward to—

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

We have been trying our very best to get to that 1.0. This next quarter may be it.

Brian Hogan - Piper Jaffray & Company - Analyst

Definitely so—

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

We want to make Bob proud of us, right.

Brian Hogan - Piper Jaffray & Company - Analyst

Exactly. Along that line, you recently did a CDO?

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

The CDO has not yet closed. We are restrained or constrained in terms of what we can tell you about it directly because as you know it is within the structure of being a private transaction. There has appeared to be some information which has been obtained by someone, we don’t know how, which has been published. We do intend to close it this upcoming—week in which case we can be more fulsome in our discussion with you of it, but it will provide us—if it closes with significant interest cost savings and lower our cost of funds significantly.

Brian Hogan - Piper Jaffray & Company - Analyst

We should see some pretty nice increase in the ROE.

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

I think if you take a look at what was outstanding, what we can do is to tell you what are the published figures and how you might thing about that. If you take a look at the 9/30 balance sheet, you’ll see that we have roughly $420 million worth of debt outstanding. We do provide to you in the Q the cost of those lines, and if you were to take a look next week when it is closed at what the rate is on— average rate on the CDO, I think you will be able to calculate what the savings might be.

Brian Hogan - Piper Jaffray & Company - Analyst

Okay. We have heard a lot that competition has intensified over the past several quarters. What are your thoughts on that, what effect is that having on your loan structures, your margins, ROE?

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

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FINAL TRANSCRIPT

Nov. 03. 2006 / 11:00AM ET, RAS - Q3 2006 RAIT Investment Trust Earnings Conference Call

We would be happier without any competition. I don’t think that is in our future. So I think what we do much—and you might think of us as a financial institution. We like to think like Chase but you might think of something smaller, but the way in which banks or other financial institutions have traditionally competed and that is on not only terms and price, but also on service and a sense of responsiveness and the value ad in the sense of structuring information that is added to the borrower’s thinking. We do all of those things.

And because of that, 30% of the loans that we generated during this quarter and the quarter in which we generated just under $300 million in loans were as a result of repeat borrowers to whom we added value in the past and who chose to finance with us again during this quarter. So it is a very powerful addition to the profile that we bring to the marketplace in serving our correspondents clearly but also our direct borrowers.

Brian Hogan - Piper Jaffray & Company - Analyst

Just mentioned before that Q&A started that the— shareholder meeting on December 11th or thereabouts. Do you expect to close very shortly thereafter?

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

I always expect things to go smoothly. I don’t think—it would be projecting. I don’t know that I can tell you. We are working very hard.

Brian Hogan - Piper Jaffray & Company - Analyst

How has Taberna been performing? Doing pretty well; pretty stable business?

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

I think that is information that you will have to get directly from Taberna’s website.

Brian Hogan - Piper Jaffray & Company - Analyst

On a broader perspective, anything you’re seeing in the economy that causes concern or, I guess, maybe even gets you excited?

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

Well, I think there are two aspects of our primary — two primary aspects of our portfolio in terms of asset types. They both appear to be responding well to this economy. I will give you my thoughts. I think Scott always has — sometimes we don’t always agree, but we don’t agree entirely but we have different points of view that can be helpful to you. One is multi-family, and clearly that is a segment that across the nation has been prospering even as a result of the number of housing starts decreasing and the number of individuals purchasing properties declining, and therefore they can see within multi-family declining since there’s not been a lot of production, it allows rents to increase modestly during this period.

So we think that that is a good trend for us, and where our borrowers buy properties that add — to which they add value this is a good time to be doing it because they are able then to take advantage of a buoyant multi-family market.

On the office side since the country is in a period of relatively full employment and primarily in the service sectors, since one of our filters for market choice is job creation and that is often within the service area, the number of potential employees to fill these offices has also been increasing. So we are not seeing big vacancies now. Of course, all real estate markets are local. I would say as a national matter, and certainly within the markets in which we are, this is true. Scott did you want to add something to that?

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FINAL TRANSCRIPT

Nov. 03. 2006 / 11:00AM ET, RAS - Q3 2006 RAIT Investment Trust Earnings Conference Call

Scott Schaeffer - RAIT Investment Trust - President, COO

Betsy, I think you have covered it, and — covered all of my thoughts.

Brian Hogan - Piper Jaffray & Company - Analyst

One final question that I have. Kind of on a credit quality lines what trend are you seeing and what’s the outlook?

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

We continue to have good credit experience. You will note that there is one discontinue— under net income from discontinued operations. We have a small number, $38,000 and that comes from a property whose sale we caused, and it is actually closing tomorrow, but with all interest and etcetera paid on a regular basis. We really haven’t been seeing any credit disruption.

Brian Hogan - Piper Jaffray & Company - Analyst

Outlook is — do you think it should deteriorate slightly back to maybe normal levels, due to bankruptcies, and all that?

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

We just don’t see it. It is not— we are not in that segment. We don’t see that and as I shared with you, the two primary asset types or property types in which we are engaged, mid-size office and multi- family, are relatively buoyant due to the inverted interest rate curve. Financing is still a very available possibility for all of these projects, and so we don’t see ourselves caught.

Brian Hogan - Piper Jaffray & Company - Analyst

Okay. Thanks. Nice quarter.

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

Thank you.

Operator

And our next question will come from the line of [Steve Coventen] from [Steven Capital]. Please proceed.

Steve Coventen - Steven Capital - Analyst

Good morning, everybody. Congratulations on a strong quarter. I guess just—I was hoping to get more color on the multi-family side. Would you kind of refresh my memory on the general characteristics of the properties that you are lending on and the borrowers that you are lending to.

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

Well remember that we are not a CMBS shop. We are not doing fully stabilized, thinly priced transactions. What we are doing primarily are transactions with experienced sponsors, and they have different kinds of experience but appropriate to the project that they are working on where they have an element of value to be added to the existing property before it matures in terms of being eligible and appropriate for the maximum proceeds from a CMBS—financing. So we are in that middle slot, and that is what we do.

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FINAL TRANSCRIPT

Nov. 03. 2006 / 11:00AM ET, RAS - Q3 2006 RAIT Investment Trust Earnings Conference Call

Steve Coventen - Steven Capital - Analyst

With the, I guess the, added competition that you have seen and commented on, have you been pressured to start changing underwriting terms or structure? Historically you’ve been able to get some cash lock box terms and things like that. Have you had to change any structure or anything like that?

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

Well, I think we resist changes in—on structure, although we are open to changes on pricing and one of our very strong tenets is that we want to control that cash someplace in the waterfall. We keep—w just really do that. In fact, one of the things that we have seen is that others are copying us in that sense. I am sure it is not us entirely but we find that people are using some of the mechanisms that we use. So it equalizes the competitive playing field. Scott did you have something you wanted to add?

Scott Schaeffer - RAIT Investment Trust - President, COO

No, I agree with you. We have resisted changing our underwriting standards and I think we have been very successful in doing so. We are able to compete. We are able to compete effectively on price and through the negotiation process and negotiating process with the borrowers we have been able to make them understand our needs and get the type of remedies, such as the cash management accounts, that we want.

Steve Coventen - Steven Capital - Analyst

Okay. Lastly, you had a very strong quarter for the fee income and other. Was there anything, I guess it has been somewhat strong for the last couple of quarters. Is that primarily prepayment penalties is there any gains or anything in there?

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

No. I’ll tell you. As you generate more loans in terms of gross production, the fee income goes up. It’s that simple.

Steve Coventen - Steven Capital - Analyst

Good. Nice quarter.

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

Thanks.

Operator

[OPERATOR INSTRUCTIONS] And, Ms. Cohen, we do have a question coming from the line of David Fick from Stifel Nicolaus. Please proceed.

David Fick - Stifel Nicolaus - Analyst

Hi. I have been surprised on this call at the lack of discussion about the Taberna merger. I know it is tough given the moving nature of it and the fact that people aren’t there and aren’t on the call and so forth, but— it’s about to radically change what your Company is. I am just wondering if you could comment on the integration process, systems, people, procedures, physical ramification. I know they’re going to continue to maintain independent offices, but sort of what you have been doing to sort —ramp up putting these two companies together.

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

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FINAL TRANSCRIPT

Nov. 03. 2006 / 11:00AM ET, RAS - Q3 2006 RAIT Investment Trust Earnings Conference Call

Sure. We can give you some soft information in that regard. We started right out of the box, after the merger agreement was signed, in looking at ways in which we could work together, because we had said that one of the elements that is critical to — to the success of the joint enterprise is the cross-referencing and cross-fertilization. We never said, for example David, that we were going to eliminate people, because this is a growth situation. Neither one of us has that many people.

So what we have done is to continue to work at both the back room portion of that where, in fact, we will be in one office, and we will be moving forward on that, assuming that we get the appropriate vote on December 11th. We have been looking at the businesses we each do and trying to do cross-referencing, which we have done successfully during the last quarter. We have at RAIT referenced I think three separate transactions to Taberna, and Taberna has provided RAIT with the structuring insight and support which we think has eventuated, although as I said it is a private transaction so we can’t speak about it until it is closed and published, what we hope will be a successful and cost of funds reducing financing transaction called RAIT CRE CDO I.

We we have, in fact, worked closely together with Taberna and accessed their expertise in this regard. We have had very successful, what I would call integration meetings, in which we’re—we happen to be on the same platform for a variety of things but in which we are looking at ways to integrate those platforms and perhaps enhance them together, so I don’t know if that gives you a flavor of what has been going on, but it has been robust, and we think very effective.

David Fick - Stifel Nicolaus - Analyst

Good. I guess the last question I have today is I know you, Betsy, have been working towards both increasing transparency and reducing appeared conflicts of interest. I note in the CDO underwriting that Cohen Brothers is an underwriter. I am wondering if that relationship will continue, and do you view it as a conflict?

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

I would say that Cohen Brothers has its own reputation which is that of being certainly among the most, if not the most effective, CDO houses in the country. Cohen Brothers worked with UBS to do this transaction and we think added immeasurably to what, assuming that it closes, the success of the transaction. So we would view it with recognition of the fact that we have one of our executives who is, although not an executive of Cohen Brothers, is a substantial owner of the company and the founder and tap into that expertise as well, and on the other hand be able to make decisions about those institutions that would be helpful to, assuming RAIT/Taberna post merger with a clear eye.

David Fick - Stifel Nicolaus - Analyst

Thank you. One follow-up. You don’t have much if any residential exposure in the today RAIT, but there is some in Taberna. I am wondering how you view Taberna’s exposure to the residential marketplace.

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

Sure. It is totally hedged out but one of the things that from a strategic point of view, David, that we did talk about in terms of the rationale underlying the merger is that the ability of RAIT to generate additional volume based on a lowered cost of funds scenario will allow Taberna to disengage from some portions of that residential portfolio and replace — that with lower leverage although not necessarily higher credit loans— REIT qualified loans and thereby rationalize more appropriately the total balance sheet.

David Fick - Stifel Nicolaus - Analyst

Okay, thanks a lot.

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

Thank you.

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FINAL TRANSCRIPT

Nov. 03. 2006 / 11:00AM ET, RAS - Q3 2006 RAIT Investment Trust Earnings Conference Call

Operator

[OPERATOR INSTRUCTIONS] And at this time, Ms. Cohen, no one has queued up for a question.

Betsy Cohen - RAIT Investment Trust - Chairman, CEO

No one—I’m sorry. Thank you Sharon and thank you again to all of your for joining with us today and for the good questions that you always ask. We look forward to talking with you again after December 11th. Thank you.

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